Exhibit 99.1

Wearable Devices Granted 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Requirement

No Immediate Effect on Nasdaq Listing or Trading of the Company’s Ordinary Shares

YOKNEAM ILLIT, ISRAEL, May 23, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company developing AI-powered touchless sensing wearables, today announced that it has received a notification letter from Nasdaq Stock Market LLC (“Nasdaq”) that the Company has been granted an additional 180-day compliance period, or until November 20, 2023 to regain compliance with Nasdaq’s minimum bid price rule.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse stock split.

In a notification letter dated November 23, 2022, Nasdaq had informed the Company that, based on the previous 30 consecutive business days, the Company’s ordinary shares no longer met the minimum $1.00 bid price per share requirement. Therefore, in accordance with Nasdaq’s Listing Rules, the Company was provided 180 calendar days, or until May 22, 2023, to regain compliance.

If at any time before November 20, 2023, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with this Nasdaq rule and this matter will be closed.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “WLDS.”

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”) is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, the Mudra Inspire, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Metaverse, one of the most rapidly expanding landscapes in the tech industry. The Company’s common stock trades on the Nasdaq market under the symbol “WLDS”. For more information, please visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss regaining compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof as well as potentially effecting a reverse stock split. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F filed on March 22, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com